October 22, 2001



VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

     Re:  The Connecticut Light and Power Company
          Certificate of Notification on Form U-6B-2
          File Number 040-00403

Ladies and Gentlemen:

     Enclosed herewith for filing via EDGAR is the Certificate of Notification on Form U-6B-2 of The
Connecticut Light and Power Company (the "Company") with respect to modifications to the transactions referred to in the Company's Forms U-6B-2 filed on May 22, 1996, January
31, 1997, January 21, 1998, December 9, 1998, November 12,
1999, and November 2, 2000.

                                   Sincerely,


                                   /s/ Leonard Rodriguez
                                       Leonard Rodriguez
                                       Counsel
Enclosure

cc (w/enc.):  Randy A. Shoop
              Patricia C. Cosgel
              James J. Vancho
              Jeffrey C. Miller
              Richard J. Wasserman
              Patrick M. Gerity

          SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                         FORM U-6B-2

                 Certificate of Notification
                             of
           The Connecticut Light and Power Company

     With respect to Financing of Pollution Control Facilities
Certificate is filed by: The Connecticut Light and Power
Company (the "Company").

This certificate is notice that the above-named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

Reference is made to File Number 040-00403 and the Company's Forms
U-6B-2 filed on May 22, 1996, January 31, 1997, January 21, 1998,
December 9, 1998, November 12, 1999, and November 2, 2000 (the
"Original Forms") describing the transactions entered into on May 21, 1996, January 23, 1997, January 21, 1998, December 9, 1998, November 12, 1999,
and October 24, 2000. Except as otherwise defined herein, terms used herein shall have the meanings set forth in the Original Forms.

1.   Type of the security or securities:     See Original
Forms for general description. On October 10, 2001, the 2000
SBPA was amended to extend its expiration date to October
22, 2002.

2.    through 15.  See Original Forms.

                 THE CONNECTICUT LIGHT AND POWER COMPANY


                 By  /s/ Randy A. Shoop
                     Randy A. Shoop
                     Treasurer

Date:     October 22, 2001